EXHIBIT 99.3

SCHEDULE “A”

Form 51-102F6

Statement of Executive Compensation
(for the year ended January 31, 2011)

CORAL GOLD RESOURCES LTD.

For purposes of this Statement of Executive Compensation, “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)
each  of  the  Company’s  three  most  highly  compensated  executive  officers,  other  than  the  CEO  and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d)
any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company at the end of the most recently completed financial year; each a “Named Executive Officer” (“NEO”).

Based on the foregoing definition, during the last completed fiscal year of the Company, there were three (3) NEOs, namely, its CEO, David Wolfin, its former CEO, Louis Wolfin and its CFO, Lisa Sharp.

1)    COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to the NEOs. The Company recognizes the need to provide compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objectives of incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees. No incentive bonuses were paid to executive officers and employees during the most recently completed fiscal year. The objectives of the stock option are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

The process for determining executive compensation relies solely on Board discussions with the input from and upon the recommendations of the Compensation Committee, without any formal objectives criteria and analysis.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.

Incentive Bonuses	Cash payment to add variable	Based on corporate and individual performances of key personnel.
component to compensation
Incentive Stock Option (all NEOs)	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance.	Retain qualified leaders, motivate strong business performance.

2)	SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended January 31, 2009, 2010 and 2011 of the Company to its NEOs:

			Share-	Option-	Non-equity incentive
Name and principal	Year	Salary ($)	based awards	based awards	plan compensation ($)3		Pension value	All other compensation	Total compensation
position			($)1	($)2			($)3	($)	($)
					Annual	Long-
					incentive	term
					plans	incentive
						plans

DAVID		$30,000	NIL	$76,093	NIL	NIL	NIL	NIL	$106,093
WOLFIN*	2011

President ,	2010	$30,000	NIL	$49,901	NIL	NIL	NIL	NIL	$79,901

CEO &	2009	$30,000	NIL	NIL	NIL	NIL	NIL	NIL	$30,000
Director

LOUIS	2011	$75,000	NIL	$63,386	NIL	NIL	NIL	NIL	$138,386
WOLFIN*	2010	$75,000	NIL	$41,584	NIL	NIL	NIL	NIL	$116,584
Chairman &
Director,	2009	$75,000	NIL	NIL	NIL	NIL	NIL	NIL	$75,000
Former CEO

LISA SHARP	2011	$20,900	NIL	$42,122	NIL	NIL	NIL	NIL	$63,022
CFO	2010	$21,817	NIL	$27,723	NIL	NIL	NIL	NIL	$49,540
	2009	$12,756	NIL	NIL	NIL	NIL	NIL	NIL	$12,756

1 The Company does not currently have any share-based award plans.

2 The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model. The Company used the following weighted average assumptions in the model to determine the award recorded above: Dividend Yield – Nil; Expected Life – 5 years; Volatility – 114.29%; Risk Free Interest Rate – 2.30%.

3 The Company does not have any non-equity incentive plans or any pension plans

*On June 28, 2010, Mr. Louis Wolfin resigned as CEO and Mr. David Wolfin was appointed CEO. Mr. David Wolfin’s salary was paid to

Intermark Capital Corp., a private BC corporation controlled by David Wolfin. Mr. Louis Wolfin’s salary was paid to Frobisher Securities Limited, a private BC corporation controlled by Louis Wolfin.

Annual Base Salary

Base Salary for the NEOs are determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by comparison of the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs shall, for the purpose of establishing appropriate increases, be reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers. The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Long Term Incentive Plan (LTIP)

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the Named Executive Officer during the most recently completed financial year ended January 31, 2011.

Option Based Award

An Option Based Award is in the form of the grant of an incentive stock option. The objective of the incentive stock option is to reward NEOs’, employees’ and directors’ individual performance at the discretion of the Board of directors upon the recommendation of the Compensation Committee. The plan currently used by the Company is its rolling Stock Option Plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time. For details of the Plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular.

The Plan is administered by the Compensation Committee. The process the Company uses to grant option-based awards to NEOs is based upon the recommendations of the Compensation Committee to the Board of Directors.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the NEOs which the Committee feels is suitable.

All previous grants of option-based awards are taken into account when considering new grants.

3)    INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2011:

	Option-based Awards				Share-based Awards

Name	Number of	Option	Option	Value of	Number of	Market or
	securities	exercise	expiration	unexercised in-	shares or units	payout value
	underlying	price	date	the-money	of shares that	of share-based
	unexercised	($)		options	have not vested	awards that
	options			($)(1)	(#)	have not
	(#)					vested
						($)(1)
DAVID WOLFIN	60,000	$1.29	Sep 05, 2011	Nil	Nil	Nil
President , CEO &	100,000	$1.00	Sep 26, 2012	Nil
	90,000	$0.76	Jan 13, 2015	$8,100
	105,000	$0.45	Sep 17, 2015	$42,000
	55,000	$0.80	Jan 21, 2016	$2,750

LOUIS WOLFIN	225,000	$1.29	Sept. 5, 2011	Nil	Nil	Nil
Chairman &	75,000	$0.76	Jan. 13, 2015	$6,750
Director, Former CEO	80,000 50,000	$0.45 $0.80	Sep 17, 2015 Jan 21, 2016	$32,000 $2,500

Lisa Sharp CFO	50,000 50,000 35,000	$0.76 $0.45 $0.80	Jan. 13, 2015 Sep 17, 2015 Jan 21, 2016	$4,500 $20,000 $1,750	Nil	Nil

(1) In-the-Money Options is the difference between the market value of the underlying securities at January 31, 2011 and the exercise price of the option. The closing market price of the Company's common shares as at January 31, 2011 was $0.85 per common share.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended January 31, 2011:

Name	Option-based awards –	Share-based awards – Value	Non-equity incentive plan
	Value vested during the	vested during the year	compensation – Value earned
	year	($)	during the year
	($) (1)		($)
DAVID WOLFIN
President , CEO &	Nil	Nil	Nil
Director

LOUIS WOLFIN
Chairman & Director,	Nil	Nil	Nil
Former CEO

Lisa Sharp	Nil	Nil	Nil
CFO

(1)  The options have no value since the exercise price was higher than the market price at the grant date.

4)  PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5)   TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company does not have any employment contracts with the NEOs, and there are no contractual provisions for termination of employment or change in responsibilities.

6)   DIRECTOR COMPENSATION

The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended January 31, 2011:

Director Compensation Table

Name	Fees	Share-	Option-	Non-equity	Pension	All other	Total
	earned	based	based	incentive plan	value	compensation	($)
	($)	awards	awards	compensation	($)	($)
		($)	($) (1)	($)
Louis	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Wolfin

Lloyd	$3,000	NIL	NIL	NIL	NIL	NIL	$3,000
Andrews*(2)

Gary	$6,000	NIL	$45,464	NIL	NIL	NIL	$51,464
Robertson*

Chris	NIL	NIL	$45,464	NIL	NIL	NIL	$45,464
Sampson

David	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Wolfin

Ronald	$5,250	NIL	$45,464	NIL	NIL	NIL	$50,464
Andrews*

*	Independent and Non-Employee Directors.

(2)
The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model. The Company used the following weighted average assumptions in the model to determine the award recorded above: Dividend Yield – Nil; Expected Life – 5 years; Volatility – 113.69%; Risk Free Interest Rate –2.25%.

(3)	Mr. Lloyd Andrews resigned his position as a director on June 28, 2010.

The Company pays its independent directors $750 per quarter and an additional $750 per quarter for being a member of three committees. In addition, Lloyd Andrews is also paid an annual payment of $6,000 for office expenses.

Incentive stock options have been granted to non-NEO directors of the Company as follows:

	Number of	Option	Option expiration	Option	Balance of
Name	options	exercise	date	Exercised	Option
		price			Un-Exercised
		($)

Lloyd Andrews	45,000	$1.29	Sep 05, 2011	0	45,000
	25,000	$1.00	Sep 26, 2012	0	25,000
	25,000	$0.76	Jan 13, 2015	0	25,000
Gary Robertson	60,000	$1.29	Sep 05, 2011	0	60,000
	75,000	$1.00	Sep 26, 2012	0	75,000
	50,000	$0.76	Jan 13, 2015	0	50,000
	50,000	$0.45	Sep 17, 2015	0	50,000
	40,000	$0.80	Jan 21, 2016	0	40,000
Chris Sampson	60,000	$1.29	Sep 05, 2011	0	60,000
	25,000	$1.00	Sep 26, 2012	0	25,000
	25,000	$0.76	Jan 13, 2015	0	25,000
	50,000	$0.45	Sep 17, 2015	0	50,000
	40,000	$0.80	Jan 21, 2016	0	40,000
Ronald Andrews	50,000	$0.76	Jan 13, 2015	0	50,000
	50,000	$0.45	Sep 17, 2015	0	50,000
	40,000	$0.80	Jan 21, 2016	0	40,000
TOTAL:	710,000				710,000